Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561

October 31, 2006

Mr. Maurice Levy
Chief Executive Officer and
Chairman of the Management Board
Publicis Groupe S.A.
133, Avenue Des Champs-Elysees
75008 Paris, France

>   **Re: Publicis Groupe S.A.**
>   **Form 20-F for Fiscal Year Ended December 31, 2005**
>   **Filed April 21, 2006**
>   **File No. 1-14736**

Dear Mr. Levy:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director